# SEC Schedule 13G/A (Amendment No. 21) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Glimpse Group, Inc., CIK 0001854445
CUSIP: 37892C106
Title of class of securities: Common Stock, $.001 par value
Address of issuer's principal executive offices: 15 WEST 38TH ST, 12TH FLOOR, New York, New York (NY), 10018
Date of event which requires filing of this statement: 02/15/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001493152-21-016803
Filed by CIK 0001872235

## Reporting persons
- Braden Ferrari: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 590,998; shared voting power 720,539; sole dispositive power 590,998; shared dispositive power 720,539; aggregate amount beneficially owned 1,311,537 (6.2% of the class)
  Comment: 1) This Amendment No. 21 is being filed to reflect that Mr. Braden Ferrari has acquired an aggregate of 34,500 shares of the Issuer's common stock.
  2) These shares are owned by Gilded Conquest LLC which is an entity managed by Mr. Ferrari.
  3) This percentage is calculated based on 21,043,756 shares of the Issuer's common stock outstanding, as set forth in the Issuer's 10Q filed with the Securities and Exchange Commission ("SEC") on February 13, 2025.
- Gilded Conquest LLC: type of reporting person: partnership (PN); citizenship or place of organization: New Hampshire (NH); sole voting power 0; shared voting power 720,539; sole dispositive power 0; shared dispositive power 720,539; aggregate amount beneficially owned 720,539 (3.4% of the class)
  Comment: (1) This percentage is calculated based on 21,043,756 shares of the Issuer's common stock outstanding, as set forth in the Issuer's 10Q filed with the Securities and Exchange Commission ("SEC") on February 13, 2025.

## Item 1. Issuer
Name of issuer: Glimpse Group, Inc.
Address of issuer's principal executive offices: 15 WEST 38TH ST, 12TH FLOOR, NEW YORK, NY, 10018

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being jointly filed by Braden Ferrari ("Ferrari") and Gilded Conquest LLC ("Gilded") (a single member LLC managed by Braden Ferrari) each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."
Address of principal business office or, if none, residence:
Braden Ferrari

1441 Kapiolani Blvd Ste 1114
PMB 26997
Honolulu, Hawaii 96814-4406 US
Citizenship:
Braden Ferrari: United States

Gilded Conquest LLC: New Hampshire

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,311,537. Except with respect to 1,000,000 shares of the Issuer's common stock issued to Gilded Conquest as founder shares, of which 395,616 shares were subsequently transferred, all other shares were purchased with the Reporting Persons' personal funds or working capital.
Percent of class: Based on 21,043,756 shares of the Issuer's common stock outstanding, as set forth in the Issuer's 10Q filed with the Securities and Exchange Commission ("SEC") on February 13, 2025., the shares of the Issuer's common stock beneficially owned by the Reporting Persons constitutes approximately 6.2% of the Common Stock of the Issuer as calculated in accordance with Rule 13d-3(d)(1).
Sole power to vote or to direct the vote: 590,998
Shared power to vote or to direct the vote: 720,539
Sole power to dispose or to direct the disposition: 590,998
Shared power to dispose or to direct the disposition: 720,539

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The shares are beneficially owned by Gilded Conquest on behalf of Mr. Braden Ferrari.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 * Joint Filing Agreement

* Previously filed

## Signatures
- Braden Ferrari: /s/ Braden Ferrari, Braden Ferrari (02/25/2025)
- Gilded Conquest LLC: /s/ Braden Ferrari, Braden Ferrari/Manager (02/25/2025)